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As filed with the Securities and Exchange Commission on September 25, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

1st CENTURY BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Delaware	6022	26-1169687
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1875 Century Park East, Suite 1400
Los Angeles, California 90067
(310) 270-9500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Alan I. Rothenberg
Chief Executive Officer
1st Century Bancshares, Inc.
1875 Century Park East, Suite 1400
Los Angeles, California 90067
(310) 270-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon Bava, Esq. Jordan E. Hamburger, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, California 90064 (310) 312-4000 (310) 312-4224—Facsimile	Joshua Dean, Esq. Jason Schendel, Esq. Sheppard, Mullin, Richter & Hampton LLP 650 Town Center Drive, Suite 400 Costa Mesa, California 92626 (714) 513-5100 (714) 428-5991—Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$30,000,000.00	$3,486.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated September 25, 2015

PRELIMINARY PROSPECTUS

$30,000,000 Common Stock

        We are offering                        shares of our common stock. Our common stock is traded on The NASDAQ Capital Market under the symbol "FCTY." On                         , 2015, the last reported sale price of our common stock on The NASDAQ Capital Market was $            .            per share.

        Investing in our common stock involves risks. Please carefully read the "Risk Factors" beginning on page 11 of this preliminary prospectus for a discussion of certain factors that you should consider before making your investment decision.

	Per share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)
At our request, the underwriter has reserved a number of shares having a public offering price equal to an aggregate of $3,000,000 (                        shares) for sale in a directed share program at the public offering price of $            per share. We will pay reduced underwriting discounts and commissions in connection with shares sold in the directed share program. See "Underwriting" beginning on page     for disclosure regarding the underwriting discounts and expenses payable to the underwriter and proceeds to us, before expenses.

        The shares of common stock are being offered through the underwriter on a firm commitment basis. To the extent that the underwriter sells more than            shares of our common stock, the underwriter has the option to purchase up to an aggregate of            additional shares at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this preliminary prospectus.

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this preliminary prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                         , 2015, subject to customary closing conditions.

The date of this prospectus is                                    , 2015

        You should rely only on the information contained or incorporated by reference in this preliminary prospectus and any free writing prospectus we authorize to be delivered to you. We have not, and Sandler O'Neill + Partners, L.P., or Sandler, has not, authorized any other person to provide you with additional information or information different from that contained in or incorporated by reference into this preliminary prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this preliminary prospectus and any free writing prospectus is inconsistent with any information in any of the documents incorporated by reference into this preliminary prospectus, you should rely on this preliminary prospectus or any free writing prospectus, as applicable. We are not, and Sandler is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

        You should assume that the information appearing in this preliminary prospectus, or any documents incorporated by reference herein, is accurate as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

i

ABOUT THIS PRELIMINARY PROSPECTUS

        Before purchasing any of our securities, you should carefully read this preliminary prospectus, the information incorporated by reference in this preliminary prospectus, and any free writing prospectus we authorize to be delivered to you. For additional information, please refer to "Where You Can Find Additional Information About 1st Century Bancshares" and "Incorporation of Certain Information by Reference."

        The registration statement containing this preliminary prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this preliminary prospectus. The registration statement may be read at the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov or at the SEC office mentioned under the heading "Where You Can Find Additional Information About 1st Century Bancshares."

        We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The distribution of this preliminary prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This preliminary prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this preliminary prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

        Unless otherwise expressly stated or the context otherwise requires, all information in this preliminary prospectus assumes that (i) the underwriter will not exercise its option to purchase additional shares of our common stock, and (ii) no options, warrants, stock rights or shares of common stock were issued after                        , 2015.

        This preliminary prospectus includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.

        In this preliminary prospectus, from time-to-time we refer to our common stock as "securities." The terms "we," "us" "our," "1st Century" and the "Company" refer to 1st Century Bancshares, Inc. and our subsidiary, 1st Century Bank, National Association, unless the context indicates otherwise. References to "1st Century Bank" or the "Bank" refer to 1st Century Bank, National Association.

 CAUTION ABOUT FORWARD-LOOKING STATEMENTS

        This preliminary prospectus (including the documents incorporated herein by reference) may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can find many (but not all) of these statements by looking for words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans," "would," "may" and other similar expressions in this preliminary prospectus. With respect to any such forward-looking statements, the Company claims the protection of the safe harbor provided for in the Private Securities Litigation Reform Act of 1995, as amended. The Company cautions investors that any forward-looking statements presented in this preliminary prospectus, in the documents incorporated herein by reference, or those that the Company may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information available to, management at the time such statements are first made. Actual outcomes will be affected by known and unknown risks, trends, uncertainties and factors that are beyond the Company's control or ability to predict. Although the Company believes that management's beliefs and assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, the Company's actual future results can be expected to differ from management's expectations, and those differences may be material and adverse to the Company's business, results of operations and financial condition. Accordingly, investors should use caution in placing any reliance on forward-looking statements to anticipate future results or trends.

        Some of the risks and uncertainties that may cause the Company's actual results, performance or achievements to differ materially from those expressed include, but are not limited to, the following:

  •
  the impact of changes in interest rates;

  •
  political instability;

  •
  changes in the monetary policies of the U.S. Government;

  •
  a renewed decline in economic conditions;

  •
  deterioration in the value of California real estate, both residential and commercial;

  •
  an increase in the level of non-performing assets and charge-offs;

  •
  further increased competition among financial institutions;

  •
  the Company's ability to continue to attract non-interest bearing deposits and quality loan customers;

  •
  further government regulation and the implementation and costs associated with the same;

  •
  internal and external fraud and cyber-security threats including the loss of bank or customer funds, loss of system functionality or the theft or loss of data;

  •
  management's ability to successfully manage the Company's operations; and

  •
  the other risks set forth in this preliminary prospectus and the Company's reports filed with the U.S. Securities and Exchange Commission.

        Any forward-looking statements in this preliminary prospectus, in the documents incorporated herein by reference, and all subsequent written and oral forward-looking statements attributable to the Company or any person acting on behalf of the Company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date such forward looking statements are made, and hereby specifically disclaims any intention to do so, unless required by law.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT 1st CENTURY BANCSHARES

        We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC's internet website found at http://www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this preliminary prospectus) by contacting Jessica Graham, General Counsel, 1st Century Bancshares, Inc., 1875 Century Park East, Suite 1400, Los Angeles, California 90067, telephone (310) 270-9500 or from our internet website at http://www.1cbank.com. By including the foregoing website address, the Company does not intend to and shall not be deemed to incorporate by reference any material contained therein.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this preliminary prospectus from the documents listed below that we have previously filed with the SEC (File Number 001-34226). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this preliminary prospectus is considered to be part of this preliminary prospectus from the date that document is filed.

        We incorporate by reference into this preliminary prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules):

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 6, 2015;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015, filed with the SEC on May 8, 2015 and August 6, 2015, respectively;

  •
  Our Current Reports on Form 8-K, filed with the SEC on February 25, 2015, April 7, 2015, and May 8, 2015; and

  •
  Portions of our Proxy Statement, as filed with the SEC on April 7, 2015, for the Annual Meeting of Stockholders held on May 7, 2015 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2014.

        The documents and information incorporated by reference into this preliminary prospectus from the foregoing list satisfy the requirement of furnishing certain information required by (a) -(c), (e) and (h) - (n) of Item 11 of Form S-1. There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest Form 10-K that have not been described in a Form 10-Q or Form 8-K filed under the Exchange Act.

        The Company will, upon oral or written request, at no cost to the requester, provide to each person, including any beneficial owner, to whom a preliminary prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this preliminary prospectus contained in the registration statement but not delivered with this preliminary prospectus. These reports and documents contain important information about us, our business and our financial condition. You may request a copy of these reports and documents by writing or telephoning us at: 1st Century Bancshares, Inc., 1875 Century Park East, Suite 1400, Los Angeles, California 90067,

Attention: Jessica Graham, General Counsel, Phone: (310) 270-9500. The documents and other information incorporated by reference into this preliminary prospectus and other documents may also be accessed from our internet website at http://www.1cbank.com. By including the foregoing website address, the Company does not intend to and shall not be deemed to incorporate by reference any material contained therein.

 PRELIMINARY PROSPECTUS SUMMARY

        This preliminary prospectus summary highlights selected information contained or incorporated by reference in this preliminary prospectus and may not contain all the information that you need to consider in making your investment decision. To understand this offering fully, you should read this preliminary prospectus carefully. In particular, you should carefully read the sections titled "Risk Factors" in this preliminary prospectus and the documents identified in the section "Incorporation of Certain Information by Reference."

The Company

        1st Century Bancshares, Inc., a Delaware corporation, is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended. We have one subsidiary, 1st Century Bank, National Association (the "Bank"). The Bank is subject to both the regulation of, and periodic examinations by the Office of the Comptroller of the Currency, which is the Bank's primary federal regulatory agency.

        Headquartered in the West Los Angeles area of Los Angeles, California, known as Century City, the Bank is a full service commercial bank. The Bank was organized as a national banking association on October 27, 2003 and opened for business on March 1, 2004. In addition to a full service branch in Century City, the Bank has relationship offices in Santa Monica and Beverly Hills, California. The Bank's primary focus is relationship banking to family and closely held middle market businesses, professional service firms, and high net worth individuals, real estate investors and entrepreneurs. The Bank also provides a wide range of banking services to meet the financial needs of the local residential community, with an orientation primarily directed toward owners and employees of our business client base.

        For the three and six months ended June 30, 2015, we reported net income of $515,000 and $830,000, respectively, and diluted earnings per common share of $0.05 and $0.08, respectively. As of June 30, 2015 we had stockholders' equity of $62.7 million.

        Our common stock is listed for trading on The NASDAQ Capital Market under the symbol "FCTY." As of                , 2015 there were            shares of our common stock outstanding.

        Our principal executive offices are located at 1875 Century Park East, Suite 1400, Los Angeles, California 90067, and our telephone number is (310) 270-9500. The Company maintains a website at http://www.1cbank.com. By including the foregoing website address, the Company does not intend to and shall not be deemed to incorporate by reference any material contained therein.

Our Strategy

        We are focused on continuing to organically grow our community bank in a safe and sound manner. We believe that our commitment to providing our clients with premium personal banking services will continue to be the foundation of our success. To further grow our franchise, we intend to continue building on our existing strong core deposit base and high-quality loan portfolio in the West Los Angeles area through our relationship-based business banking model. We expect to deepen these client relationships while attracting new business and gaining market share through the efforts of our talented bankers and client-focused approach.

Key elements of our strategy include:

  •
  Organically grow our strong core deposit base.  Our low-cost deposit base serves as the foundation of our franchise. Our total deposits increased 11.1% during 2014 and through June 30, 2015 have increased by 15.4% on a year-to-date basis. At June 30, 2015, our total deposits were approximately $580.9 million, $532.4 million, or 91.6%, of which were core deposits, which we define to include non-interest bearing demand deposits, interest bearing demand deposits and money market deposits and savings. Of those core deposits, approximately 59.2% were non-interest bearing. During both the three and six months ended June 30, 2015, cost of total deposits was 0.08%. The composition of our deposits provides a low-cost source of funding. Given the high percentage of non-interest bearing deposits in our deposit mix, we believe that our core deposit base provides a solid foundation for profitability in all interest rate environments.

  •
  Strategically positioned to successfully serve the attractive West Los Angeles market.  We have a single branch location and are headquartered in Century City. We also have relationship offices in Beverly Hills and Santa Monica. These offices are strategically located to attract and service our target customers in our market area of West Los Angeles. While we have no immediate plans and do not believe it necessary to execute on our growth strategy, we will continue to evaluate potential opportunities to expand our presence in and around our market area through additional relationship offices, de novo branching, acquisition or new product offerings and business lines. The West Los Angeles market includes, among others, such communities as Beverly Hills, Bel Air, Brentwood, Culver City, El Segundo, Marina del Rey, Pacific Palisades, Santa Monica and Venice Beach. Our market is dominated by small businesses, professional services, real estate and entertainment firms and includes a high concentration of high net worth individuals. West Los Angeles also represents one of the largest concentrations of deposits in the United States, with approximately $60 billion in total deposits as of June 30, 2014. There has been considerable consolidation within the Los Angeles banking market, which has decreased the number of locally-based banking options for customers in the West Los Angeles area. Due to the decline in the number of banks headquartered in West Los Angeles since we were organized, we believe that we are strategically well-positioned to increase our market share.

  •
  Expand existing and develop new customer relationships with high quality service.  At June 30, 2015, the Company had consolidated assets of $661.3 million and gross loans of $519.1 million. We see a large opportunity in our market area to continue to attract and grow our target customer base, which includes family and closely held middle market businesses, professional services firms, high net-worth individuals, real estate investors and entrepreneurs. Our relationship-based business model is built on providing an extraordinary level of personal service and building long-term relationships by acting as trusted advisors and client advocates. As a result, we maintain strong long-term relationships with our existing customers and intend to attract new customers through our client-centric personal banking strategy. A significant portion of our new customer relationships are established through referrals from customers and other sources such as accounting and law firms. We intend to continue to access those referral sources as we grow our business.

  •
  Retain and attract talent.  Our team has been a key driver in our ability to attract and retain clients and will be essential for executing on our growth plan. Our team's experience and strong reputation in the community will assist us in obtaining new business and key employees. Relationship managers, in particular, are critical to current and future success. We will focus on retaining our talented relationship managers who have deep knowledge of our current customer base and market area. We will continue to hire and develop bankers and relationship managers who will successfully build long-term client relationships. We believe that our culture and client-focused approach will attract such talented and experienced individuals.

  •
  Maintain strong credit discipline.  Credit quality remains a critical focus. As of June 30, 2015, our nonperforming assets (consisting of three loans) were approximately $712,000, or 0.11% of total assets. By adhering to rigorous underwriting standards, we have built a high-quality loan portfolio anchored by commercial real estate and commercial and industrial loans. We believe that our relationship-oriented approach to banking has allowed us to originate high quality assets. Our focus on the long term success of our business through maintaining strong credit quality has served us well through various market conditions.

  •
  Leverage our management team and board of directors.  We intend to leverage the experience of our management team and board of directors to support our growth. Our management team and board have deep knowledge of the West Los Angeles market and the businesses that operate in and serve the market and have contributed to developing long-term client relationships on behalf of the Company. Our directors and executive officers also maintain significant ownership of our common stock, and as of June 30, 2015, own approximately 22.67% of the outstanding shares of common stock.

  •
  Make ongoing investment in infrastructure.  We believe our current infrastructure provides a solid foundation to support our growth objectives. We intend to continue to make ongoing investments in our technology and infrastructure to support our growth and meet our clients' needs. While not necessary to execute on our growth strategy, we will also continue to assess enhancements and additions to our current product and service offerings, which may include, but is not limited to, expanding our loan offerings through participation in the Small Business Administration loan program or offering wealth management products. Notwithstanding any such ongoing investments, we believe that we have the ability to grow our assets, deposits and revenue more quickly than expenses.

 THE OFFERING

        The following summary contains basic information about the offering and the securities we are offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this preliminary prospectus titled "Description of Capital Stock."

Issuer	1st Century Bancshares, Inc.
Shares offered	Up to shares of common stock, $0.01 par value per share, having an aggregate offering price of $30,000,000(1)
Offering price	$ . per share
Purchase option

To the extent that the underwriter sells more than          shares of our common stock, the underwriter has the option to purchase up to an aggregate of          additional shares at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this preliminary prospectus.

Shares outstanding after completion of offering(2)
Use of proceeds

We intend to use the net proceeds of the offering (after deducting underwriter's discount and estimated expenses payable by us) of approximately $     million (or approximately $     million if the underwriter exercises its purchase option in full) for general corporate purposes, including, but not limited to, a contribution of capital to the Bank to support organic growth, de novo branching or the opening of additional relationship offices, and opportunistic acquisitions, should appropriate acquisition opportunities arise. Management will have broad discretion in the application of proceeds.

NASDAQ Capital Market symbol	FCTY
Dividends and distributions

We have not previously paid cash dividends on our common stock. It is our current intention to invest our cash flow and earnings in the growth of our businesses and, therefore, we have no plans to pay cash dividends for the foreseeable future.

Risk factors

Investing in our common stock involves risks. You should carefully consider the information under "Risk Factors" beginning on page      and the other information included or incorporated by reference in this preliminary prospectus before investing in our common stock.

(1)
The number of shares offered assumes that the underwriter's purchase option is not exercised. If the purchase option is exercised in full, we will issue and sell up to                shares.

(2)
The number of shares outstanding after the offering is based on                shares of common stock outstanding as of            , 2015, and excludes          shares issuable pursuant to the exercise of the underwriter's purchase option. It also excludes an aggregate of        shares reserved as of             , 2015 for issuance under our 2005 Equity Incentive Plan and 2013 Equity Incentive Plan subject to outstanding awards.

 SELECTED FINANCIAL DATA

        The following tables set forth selected historical consolidated financial data for the Company as of and for each of the five years ended December 31, 2014, which have been derived from our audited consolidated financial statements, and as of and for the six-month periods ending June 30, 2015 and June 30, 2014, which have been derived from our unaudited consolidated financial statements. You should read this table together with the historical consolidated financial information contained in our (i) consolidated financial statements and related notes, as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference in this preliminary prospectus; and (ii) consolidated financial statements and related notes, as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015, which are also incorporated by reference in this preliminary prospectus.

        The summary statement of operations data for the years ended December 31, 2014 and 2013, and the summary balance sheet information as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference in this preliminary prospectus. The summary statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the summary balance sheet information as of December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements that are not included nor incorporated by reference into this preliminary prospectus.

	At and for the six months ended June 30,		At or for the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Balance Sheets—Period End
Securities	$75,549	$78,060	$79,689	$106,272	$181,225	$129,906	$58,474
Loans	519,064	412,713	442,856	383,548	266,671	233,005	179,293
Allowance for loan losses	(8,323)	(7,367)	(7,599)	(7,236)	(6,015)	(5,284)	(5,283)
Total assets	661,305	554,413	585,218	538,145	499,173	405,274	308,364
Deposits	580,898	467,772	503,172	452,766	416,681	332,454	257,989
Borrowings	15,000	25,000	17,500	27,500	29,475	25,000	2,000
Total liabilities	598,616	495,253	523,525	482,757	450,000	360,223	264,026
Shareholders' equity	62,689	59,160	61,693	55,388	49,173	45,051	44,338
Statements of Operations
Interest income	$11,086	$9,234	$19,215	$17,016	$15,039	$12,207	$10,865
Interest expense	331	379	756	808	966	926	972
Provision for loan losses	725	100	100	100	—	275	2,775
Noninterest income	338	1,088	1,711	1,793	1,986	934	945
Noninterest expense	8,898	7,787	15,806	14,097	13,006	10,844	10,026
Income/(loss) before taxes	1,470	2,056	4,264	3,804	3,053	1,096	(1,963)
Net income / (loss)	830	1,181	2,361	6,863	2,942	1,025	(1,963)
Per Common Share Data
Net income/(loss), basic	$0.09	$0.13	$0.25	$0.79	$0.35	$0.12	$(0.22)
Net income/(loss), diluted	0.08	0.12	0.24	0.76	0.33	0.11	(0.22)
Book value	6.07	5.83	6.08	5.84	5.38	4.97	4.77
Tangible book value	6.07	5.83	6.08	5.84	5.38	4.97	4.77
Common shares outstanding	10,321,702	10,142,048	10,140,441	9,480,808	9,137,128	9,071,785	9,302,291
Weighted average common shares outstanding, basic	9,563,456	9,370,900	9,431,727	8,660,641	8,520,420	8,772,331	8,897,520
Weighted average common shares outstanding, diluted	9,817,923	9,673,066	9,741,248	9,079,642	8,785,564	8,932,793	8,897,520

	At and for the six months ended June 30,		At or for the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share data)
Performance Ratios
Net interest margin	3.55%	3.29%	3.28%	3.19%	3.12%	3.21%	3.62%
Net yield on interest-earning assets	3.66%	3.43%	3.41%	3.35%	3.33%	3.48%	3.97%
Efficiency ratio	80.75%	85.04%	83.22%	82.06%	80.99%	88.78%	92.50%
Return on average assets	0.27%	0.43%	0.41%	1.33%	0.64%	0.29%	(0.70)%
Return on average common equity	2.68%	4.10%	4.00%	13.07%	6.26%	2.29%	(4.18)%
Total capital (to risk weighted assets)	12.42%	14.38%	13.94%	14.18%	15.65%	17.91%	21.69%
Tier 1 capital (to risk weighted assets)	11.16%	13.12%	12.69%	12.93%	14.39%	16.64%	20.42%
Tier 1 capital (to average assets)	9.80%	10.58%	10.05%	9.70%	9.47%	10.92%	13.93%
Common equity Tier 1 (to risk weighted assets)	11.16%	N/A	N/A	N/A	N/A	N/A	N/A
Asset Quality
Nonperforming assets	$712	$731	$632	$825	$1,944	$7,606	$7,963
Nonperforming loans	$712	$731	$632	$735	$1,854	$7,606	$7,118
Nonperforming assets to total assets	0.11%	0.13%	0.11%	0.15%	0.39%	1.88%	2.58%
Nonperforming loans to total loans	0.14%	0.18%	0.14%	0.19%	0.70%	3.26%	3.97%
Allowance for loan losses to loans	1.60%	1.79%	1.72%	1.89%	2.26%	2.27%	2.95%
Allowance for loan losses to nonperforming loans	1169.53%	1008.46%	1203.03%	984.26%	324.36%	69.47%	74.22%
Net charge-offs/(recoveries)	$1	$(31)	$(263)	$(1,121)	$(731)	$274	$2,970
Net charge-offs/(recoveries) (annualized) to average loans	0.00%	(0.02)%	(0.07)%	(0.35)%	(0.31)%	0.14%	1.72%

RISK FACTORS

        An investment in our common stock involves various risks. Before making an investment decision you should carefully read and consider the risk factors described below, as well as other information included or incorporated by reference in this preliminary prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. This preliminary prospectus and the documents incorporated by reference in this preliminary prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks noted below. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In any such case, you could lose all or a portion of your original investment.

Risks Related to Our Business

The Company may have difficulty managing its growth which may divert resources and limit the Company's ability to successfully expand its operations.

        The Company has grown since it began operations in March 2004. At June 30, 2015, the Company had $661.3 million in total assets, $510.7 million in net loans and $580.9 million in deposits. The Company's future success will depend on the ability of its officers and key employees to continue to implement and improve its operational, financial and management controls, reporting systems and procedures, and manage a growing number of customer relationships. The Company's future level of profitability will depend in part on its continued ability to grow; however, the Company may not be able to sustain its historical growth rate or even be able to grow at all, which would have a material and adverse effect on our business, financial condition, results of operations, cash flows and stock price.

If the Company cannot attract deposits, its growth may be inhibited.

        The Company plans to increase the level of its assets, including its loan portfolio. The Company's ability to increase its assets depends in large part on its ability to attract additional deposits at competitive rates. The Company intends to seek additional deposits by continuing to establish and strengthen its personal relationships with its customers and by offering deposit products that are competitive with those offered by other financial institutions in its markets. The Company cannot ensure that these efforts will be successful. The Company's inability to attract additional deposits at competitive rates could have a material and adverse effect on its business, financial condition, results of operations, cash flows and stock price.

Our 20 largest deposit clients account for 30.82% of our core deposits.

        As of June 30, 2015, our 20 largest bank depositors accounted for, in the aggregate, 30.82% of our core deposits, which we define to include non-interest bearing demand deposits, interest bearing demand deposits and money market deposits and savings. As a result, a material decrease in the volume of those deposits by a relatively small number of our depositors could reduce our liquidity, in which event it could became necessary for us to replace those deposits with higher-cost deposits, lower-yielding securities or Federal Home Loan Bank ("FHLB") borrowings, which would adversely affect our net interest income and, therefore, our results of operations.

The Company relies heavily on its senior management team and other employees, the loss of whom could significantly harm its business.

        The Company's success depends heavily on the abilities and continued service of its executive officers, especially Alan I. Rothenberg, Chairman and Chief Executive Officer, Jason P. DiNapoli, President and Chief Operating Officer, Bradley S. Satenberg, Executive Vice President and Chief

Financial Officer and J. Kevin Sampson, Executive Vice President and Chief Credit Officer. These four individuals are integral to implementing the Company's business plan. If the Company loses the services of any of these executive officers, the Company's business, financial condition, results of operations, cash flows and stock price may be materially and adversely affected. Furthermore, attracting suitable replacements may be difficult and may require significant management time and resources.

        The Company also relies to a significant degree on the abilities and continued service of our deposit generating, lending, administrative, operational, accounting and financial reporting, compliance, marketing and technical personnel. Competition for qualified employees in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California independent banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. If the Company fails to attract and retain the necessary deposit generating, lending, administrative, operational, accounting and financial reporting, marketing and technical personnel, the Company's business, financial condition, results of operations, cash flows and stock price may be materially and adversely affected.

If the Company's underwriting practices are not effective, the Company may suffer losses in its loan portfolio and its results of operations may be affected.

        The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. Depending on the type of loan, these practices include analysis of a borrower's prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. If the Company's underwriting criteria prove to be ineffective, the Company may incur losses in its loan portfolio, which could have a material and adverse effect on our business, financial condition, results of operations, cash flows and stock price.

        A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that the Company has adopted to address this risk may not prevent unexpected losses that could have a material and adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price. Unexpected losses may arise for a wide variety of reasons, many of which are beyond the Company's ability to predict, influence or control. Some of these reasons could include a renewed economic downturn in the State of California or the United States, a renewed decline in the state or national real estate market, wars and acts of terrorism, and natural disasters.

If the Company's allowance for loan losses is inadequate to cover actual losses, the Company's financial results would be affected.

        Like all financial institutions, the Company maintains an allowance for loan losses to provide for probable incurred losses. The Company's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect the Company's business, financial condition, results of operations, cash flows and stock price. The Company's allowance for loan losses reflects the Company's best estimate of the losses incurred in the existing loan portfolio at the relevant balance sheet date and is based on management's evaluation of the collectability of the loan portfolio, which evaluation is based on historical loss experience, the loss experience of other financial institutions, and other significant factors. The determination of an appropriate level of loan loss allowance is an inherently difficult estimation process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses may exceed current estimates. While the Company believes that its allowance for loan losses is adequate to cover probable incurred losses, the Company cannot assure that it will not increase the allowance for loan losses further or that the allowance for loan losses will be adequate to cover probable incurred losses in any event. Future provisions for loan losses or losses in excess of the allowance for loan losses could materially and adversely affect the Company's business, financial condition, results of operations, cash flows and stock price.

Bank regulators may require the Company to increase its allowance for loan losses, which could have a negative effect on the Company's financial condition and results of operations.

        Bank regulators, as an integral part of their respective supervisory functions, periodically review the Company's allowance for loan losses. The bank regulators may require the Company to increase its allowance for loan losses through additional provisioning or to recognize further loan charge-offs based upon their judgments, which may be different from the Company's. Any increase in the allowance for loan losses or further loan charge-offs required by bank regulators could have a material and adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

The Company's lending limit may adversely affect the Company's competitiveness.

        The Company's regulatory lending limit as of June 30, 2015 to any one customer or related group of customers was approximately $10.2 million. The Company's lending limit is substantially smaller than those of most financial institutions with which it competes and it may affect the Company's ability to attract or maintain customers or to compete with other financial institutions. Moreover, to the extent that the Company incurs losses and does not obtain additional capital, the Company's lending limit, which depends upon the amount of its capital, will decrease, which could have a material and adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

We may enter into new lines of business or offer new products and services which expose us to additional risk or which are not successful.

        We may enter into new lines of business or offer new products or services as new opportunities arise or as our business strategy changes. New lines of business or new products or services may involve significant business, reputational or regulatory risk, including increased regulatory scrutiny. The success of these efforts depends on many factors, including the competitive landscape, market adoption and successful implementation. We may experience significant losses to the extent that we invest significant time and resources to a new line of business, product or service and it is not successful. There can be no assurance that we can successfully manage these risks and failure to do so could have a material adverse effect on our financial condition or results of operations.

Failure to successfully execute our strategic plan may adversely affect our performance.

        Our financial performance and profitability depend on our ability to execute our corporate strategies. Our near-term business strategy includes pursuing organic growth within our geographic footprint within the markets we currently serve. We cannot provide any assurance that we will continue to be able to maintain our rate of growth at acceptable risk levels and upon acceptable terms, while managing the costs and implementation risks associated with our growth strategy. We may be unable to continue to increase our volume of loans and deposits or to introduce new products and services at acceptable risk levels for a variety of reasons, including an inability to maintain capital and liquidity sufficient to support continued growth. If we are successful in continuing our growth, we cannot assure you that further growth would offer the same levels of potential profitability, or that it would be successful in controlling costs and maintaining asset quality. Other factors that may adversely affect our ability to attain our long-term financial performance goals include an inability to control non-interest expense, including, but not limited to, rising employee compensation, regulatory compliance and healthcare costs, limitations imposed on us through regulatory actions, and our inability to increase net-interest income due to continued downward pressure on interest rates. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could adversely affect our results of operations, financial condition and stock price.

Our concentration of commercial real estate loans is subject to unique risks that could adversely affect our earnings.

        Our commercial real estate portfolio was $223.0 million at June 30, 2015 comprising 43.0% of total loans. Commercial real estate loans are often riskier and tend to have significantly larger balances than home equity loans or residential mortgage loans to individuals. While we believe that the commercial real estate concentration risk is mitigated by sound underwriting practices, and ongoing portfolio monitoring and market analysis, the repayments of these loans usually depends on the successful operation of a business or the sale of the underlying property. As a result, these loans are more likely to be unfavorably affected by adverse conditions in the real estate market or the economy in general.

        The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. Pursuant to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions which have total commercial real estate loans representing 300% or more of the institutions total risk-based capital and the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios, and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans, and the Company has experienced significant growth in its commercial real estate portfolio in recent years. Commercial real estate loans represent 311% of total risk based capital as of June 30, 2015. Management is developing and implementing heightened monitoring, reporting and risk management measures, but there can be no assurance that these enhanced concentration risk management systems will be successfully implemented, deemed to comply with the federal banking regulators guidance or mitigate the increased risk. Although not currently anticipated, we may be required to maintain higher levels of capital than we would otherwise be expected to maintain as a result of our level of commercial real estate loans, which may require us to obtain additional capital sooner than we would otherwise seek it, which may reduce shareholder returns.

Our concentration of construction loans is subject to unique risks that could adversely affect our earnings.

        Our construction loan portfolio was $43.5 million at June 30, 2015 comprising 8.4% of total loans. Construction loans are often riskier and tend to have significantly larger balances than home equity loans or residential mortgage loans to individuals. While we believe that the construction loan concentration risk is mitigated by sound underwriting practices, and ongoing portfolio monitoring and market analysis, the repayments of these loans usually depends on the successful operation of a business, ability of the borrower to obtain permanent financing, or the sale of the building or underlying property. As a result, these loans are more likely to be unfavorably affected by adverse conditions in the real estate market or the economy in general.

Our concentration of commercial and industrial loans is subject to unique risks that could adversely affect our earnings.

        Our commercial and industrial loans portfolio was $101.0 million at June 30, 2015. Commercial and industrial loans comprise 19.5% of the total loan portfolio. These loans are collateralized by various business assets the value of which may decline during adverse market and economic conditions. Adverse conditions in the real estate market and the economy generally may result in increasing levels of loan charge-offs and non-performing assets and the reduction of earnings. Additionally, if and when we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss and a reduction of earnings.

The Company faces strong competition from financial services companies and other companies that offer banking services, and its failure to compete effectively with these companies could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

        Within the Los Angeles metropolitan area, the Company faces intense competition for loans, deposits, and other financial products and services. Increased competition within the Company's market may result in reduced loan originations and deposits. Ultimately, the Company may not be able to compete successfully against current and future competitors. Many competitors offer the types of loans and banking services that the Company offers. These competitors include national banks, regional banks and other independent banks. The Company also faces competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, mortgage banks and other financial intermediaries. In particular, the Company's competitors include financial institutions whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. These institutions, particularly to the extent they are more diversified than the Company, may be able to offer the same loan products and services the Company offers at more competitive rates and prices.

        The Company also faces competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in the Company's market areas. If the Company is unable to attract and retain banking customers, it may be unable to continue its loan growth and level of deposits, and its business, financial condition, results of operations, cash flows and stock price may be materially adversely affected.

The occurrence of fraudulent activity, breaches of our information security, and cyber-security attacks could have a material adverse effect on our business, financial condition, results of operations or future prospects.

        As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients and that may result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, litigation, or damage to our reputation. Fraudulent activity may take many forms, including check "kiting" or fraud, electronic fraud, wire fraud, "phishing" and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to data processing or data storage systems used by us or by our clients, denial or degradation of service attacks, and malware or other cyber-attacks. We have been seeing increases in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, including in the commercial banking sector, as cyber-criminals have been targeting commercial bank and brokerage accounts on an increasing basis. Moreover, in recent periods, several large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients or customers and their employees, and subjecting those corporations to potential fraudulent activity and their clients and customers to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs of compensating clients and customers for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.

        Although we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, there is no assurance that we will succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring due to a number of possible causes, many of which will be outside of our control, including the changing nature and increasing frequency of such attacks, the increasing sophistication of cyber-criminals, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems. If we are unable to detect or prevent a security breach or cyber-attack from occurring, then, we and our clients could incur losses or damages; and we could sustain damage to our reputation, lose clients and business, suffer disruptions to our business and incur increased operating costs, and be exposed to additional regulatory scrutiny or penalties and to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The Company relies on communications, information, operating and financial control systems technology from third-party service providers, and the Company may suffer an interruption in, security breach or break of those systems that may result in lost business and the Company may not be able to obtain substitute providers on terms that are as favorable if its relationships with its existing service providers are interrupted.

        The Company relies heavily on third-party service providers for much of its communications, information, operating and financial control systems technology, including customer relationship management, general ledger, deposit, and servicing, information technology monitoring and loan origination systems. The Company cannot assure that failures or interruptions in these systems will not occur or, if they do occur, that they will be adequately addressed by it or the third parties on which the Company relies. The occurrence of any failures or interruptions could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price. If any of the Company's third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in the Company's relationships with them, the Company may be required to locate alternative sources of such services, and the Company cannot assure that it could negotiate terms that are as favorable to the Company, or could obtain services with similar functionality as found in its existing systems without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

The Company may experience certain risks in connection with its online banking services that could adversely affect its business.

        The Company's business depends in part upon the use of the internet and online services as a medium for banking and commerce by customers. The Company's inability to modify or adapt its infrastructure in a timely manner or the expenses incurred in making such adaptations could have a material and adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price. Additionally, any compromise in the secured transmission of confidential information over public networks could have a material and adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

Our network and information systems are important to our operating activities and any shutdown to our network and information systems could have a material adverse impact on our operating activities.

        Our network and information systems are important to our operating activities and any network and information system shutdowns could disrupt our ability to process loan applications, originate loans, service our existing loan portfolios, or service our deposit accounts, which could have a material adverse impact on our operating activities. Shutdowns may be caused by unforeseen catastrophic events, including natural disasters, terrorist attacks, large-scale power outages, software or hardware defects, computer viruses, cyber-attacks, external or internal security breaches, acts of vandalism, misplaced or lost data, programming or human errors, difficulties in migrating technology facilities from one location to another, or other similar events.

We maintain and regularly assess a disaster recovery plan, but there can be no guarantees that the disaster recovery plan will mitigate or resolve the possible material adverse effects of a disaster.

        Although we maintain, and regularly assess the adequacy of, a disaster recovery plan designed to effectively manage the effects of unforeseen events, we cannot be certain that such plan will function as intended, or otherwise resolve or compensate for such effects. Such a failure of our disaster recovery plan, if and when experienced, may have a material adverse effect on our business, financial condition, results of operations, cash flows and stock price.

Changes in economic conditions, and in particular the State of California and the United States, could have a material and adverse effect on the Company's business.

        The Company's business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond the Company's control. The Company is particularly susceptible to conditions and changes affecting the State of California and Southern California in particular in view of the concentration of its operations and collateral securing, and likely to secure its loan portfolio in Southern California. The deterioration in economic conditions, in California and Southern California in particular, may have the following consequences, any of which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price:

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  Renewed increases in problem assets and foreclosures.

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  Renewed increases in loan delinquencies.

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  Decline in demand for loans and other products and services.

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  Deposits may decrease.

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  Collateral for loans made by the Company, especially real estate, may experience declines in value, in turn reducing customers' borrowing power or capacity to repay, and reducing the value of assets and collateral associated with the Company's existing loans.

        In addition, because the Company makes loans to small to medium-sized businesses, many of the Company's customers may be particularly susceptible to the slow recovery from the recession and may be unable to make scheduled principal or interest payments during similar periods of recession.

The Company is subject to extensive government regulation and supervision.

        The Company is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, consumers, and the banking system as a whole, not stockholders. These regulations affect the Company's lending practices, capital structure, investment practices and growth. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the performance of and government intervention in the financial services sector. Other changes to statutes, regulations or regulatory policies including changes in interpretation or implementation of statutes, regulations or policies, and shifts in regulatory scrutiny during the examination process, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, other compliance burdens, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

        We are also subject to numerous other laws and government regulations that are applicable to banks and other financial institutions, which include but are not limited to various consumer protection and fair lending laws, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT ACT of 2001, and other anti-money laundering laws and regulations, and increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control.

        Failure to comply with laws, regulations or policies could result in private rights of action (and class actions) or sanctions by regulatory agencies, such as cease and desist orders, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

Many of the Company's loans are secured by real estate, and an additional downturn in the real estate market could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

        A renewed downturn in the real estate market may have an adverse effect on the Company's business because many of the Company's loans are secured by real estate. At June 30, 2015, approximately 83.8% of the Company's total loans were secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates, the availability of loans to potential purchasers, changes in tax laws and other laws, regulations and policies and war and acts of terrorism. In addition, real estate values in California could be affected by, among other things, earthquakes, droughts, wildfires, floods, mudslides and other national disasters particular to the state. When real estate prices decline, the value of real estate collateral securing the Company's loans is reduced. As a result, the Company may experience greater charge-offs and, similarly, its ability to recover on defaulted loans by foreclosing and selling the real estate collateral may be diminished and as a result the Company is more likely to suffer losses on defaulted loans, which would have a material and adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

Our real estate lending also exposes us to the risk of environmental liabilities.

        In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to environmental liabilities, our business, financial condition, results of operations, cash flows and stock price could be materially and adversely affected. In addition, we may not have adequate remedies against prior owners or other responsible parties or could find it difficult or impossible to sell the affected properties, which could also materially adversely affect our business, financial condition, results of operations, cash flows and stock price.

A natural disaster, especially in California, could harm the Company's business.

        Historically, Southern California has been vulnerable to natural disasters. Therefore, the Company is susceptible to the risks of natural disasters, such as earthquakes, droughts, wildfires, floods and mudslides. Natural disasters could harm the Company's operations directly through interference with communications, as well as through the destruction of facilities and its operational, financial and management information systems. Uninsured or underinsured disasters may reduce a borrower's ability to repay mortgage loans. Disasters may also reduce the value of the real estate securing the Company's loans, impairing its ability to recover on defaulted loans. The occurrence of natural disasters could impair the value of the real estate in those areas affected and could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

The Company's operations are concentrated in the Los Angeles metropolitan area.

        The Company's loan and deposit activities are largely based in the Los Angeles metropolitan area. As a result, the Company's financial performance will depend largely upon economic conditions in this area. Adverse local economic conditions have caused and in the future may cause the Company to experience an increase in loan delinquencies, an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, all of which could materially and adversely affect the Company's business, financial condition, results of operations, cash flows and stock price.

The Company is subject to interest rate risk.

        The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Company's ability to originate loans and obtain deposits, (ii) the fair value of the Company's financial assets and liabilities, and (iii) the average duration of the Company's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be materially and adversely affected. Earnings could also be materially and adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected or prolonged change in interest rates could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

The Company may be materially and adversely affected by the soundness of other financial institutions.

        Financial institutions are inter-related as a result of trading, clearing, counterparty and other relationships. In the normal course of business, the Company executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers and correspondent banks. These transactions expose the Company to credit risk in the event of a default by a counterparty. On a quarterly basis, the Company reviews the counterparties' financial information, such as SEC filings, Call Reports and press releases, as well as any announcements made by appropriate industry regulators and government agencies, to monitor the counterparties' financial stability and/or any regulatory disciplinary actions imposed on such counterparties. At June 30, 2015, the Company did not have any unsecured federal funds sold with any correspondent banks. However, no assurance can be given that the Company will not be materially and adversely affected as a result of a negative occurrence, such as a default, at one of the financial institutions with which the Company transacts business.

The Company is subject to liquidity risk.

        The Company requires liquidity to meet its deposit and debt obligations as they come due. The Company's main sources of funds to provide liquidity are its cash and cash equivalents, paydowns and maturities of investments, loan repayments, and increases in deposits and borrowings. The Company also maintains lines of credit with the FHLB and other correspondent financial institutions. The lines of credit are subject to conditions, including collateral requirements, that the Company may not be able to meet at the time when additional liquidity is needed.

        The Company's access to funding sources in amounts adequate to finance its activities or on terms that are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or economy generally. Factors that could reduce its access to liquidity sources include a downturn in the California economy, difficult credit markets or adverse regulatory actions against the Company. The Company's access to deposits and borrowings may also be affected by the liquidity needs of its depositors. In particular, a substantial majority of the Company's liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial portion of its assets are loans, which cannot be called or sold in the same time frame. The Company may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of its depositors sought to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and stock price.

The Company may need to raise additional capital in the future, and such capital may not be available when needed or at all.

        The Company may need to raise additional capital in the future to meet recent changes in the minimum capital requirements for banks or to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, particularly if its asset quality or earnings were to deteriorate. The Company's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control, and its financial performance. Economic conditions and the loss of confidence in financial institutions may increase the Company's cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the FHLB.

        The Company cannot ensure that such capital will be available on acceptable terms or at all. Any occurrence that may limit the Company's access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of the Bank or counterparties participating in the capital markets may adversely affect the Company's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Company needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on the Company's businesses, financial condition, results of operations, cash flows and stock price.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at a time or price they find attractive.

        Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include:

  •
  Actual or anticipated quarterly fluctuations in our operating results and financial condition;

  •
  Changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

  •
  Reports in the press or investment community generally or relating to our reputation or the financial services industry;

  •
  Strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions, or financings;

  •
  Fluctuations in the stock price and operating results of our competitors;

  •
  Future sales of our equity or equity-related securities;

  •
  Proposed or adopted regulatory changes or developments;

  •
  Anticipated or pending investigations, proceedings, or litigation that may involve or affect us;

  •
  Domestic and international economic and political factors unrelated to our performance; and

  •
  General market conditions and, in particular, developments related to market conditions for the financial services industry.

        In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

We may not pay dividends on our common stock and our business is subject to certain restrictions on the payment of dividends.

        Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. We have not previously paid cash dividends on our common stock. It is our current intention to invest our cash flow and earnings in the growth of our businesses and, therefore, we have no plans to pay cash dividends for the foreseeable future. Any future determination relating to this dividend policy will be made by our board of directors and will depend on a number of factors, including our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions.

        Further, as a bank holding company, our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including guidelines regarding capital adequacy and dividends. In addition, our ability to pay dividends depends primarily on our receipt of dividends from our bank, the payment of which is subject to numerous limitations under federal and state banking laws, regulations and policies.

        The Company is incorporated in Delaware and is governed by the Delaware General Corporation Law (the "DGCL"). The DGCL allows a corporation to pay dividends only out of surplus, as determined under the DGCL or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under the DGCL, however, the Company cannot pay dividends out of net profits if, after it pays the dividend, its capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Additionally, the Federal Reserve Board's policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

        The Bank's regulators have the authority to prohibit the payment of dividends, depending upon the Bank's financial condition, if such payment is deemed to constitute an unsafe or unsound practice. As a national bank, the Bank must obtain the prior approval of the Office of the Comptroller of the Currency to pay a dividend if the total of all dividends declared by it in any calendar year would exceed its net income for the year combined with its retained net income for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of any preferred stock. Currently, the Bank is prohibited from paying dividends to the Company until such time as its accumulated deficit is eliminated. As a consequence of these various limitations and restrictions, we may not pay dividends on our common stock.

The volume of trading in our common stock has not been significant. As a result, shareholders may not be able to sell their common stock, particularly in large quantities.

        Although our common stock is listed for trading on The NASDAQ Capital Market and a number of brokers offer to make a market in our common stock, trading volume to date has been limited. There can be no assurance that a more active and liquid market for our common stock will develop or can be maintained. As a result, shareholders may find it difficult to sell a significant number of shares of our common stock at the prevailing market price.

The completion of the offering contemplated by this Preliminary Prospectus would result in immediate dilution to holders of our common stock.

        As of June 30, 2015, there were 10,321,702 shares of our common stock issued and outstanding. If the contemplated offering is fully subscribed, we will issue            shares of our common stock, representing approximately      % of the total issued and outstanding shares of our common stock after the offering. Existing shareholders may not be able to obtain or purchase shares as proposed through this offering or in the quantities desired to or consistent with their current ownership percentage. Therefore, the issuance of the additional shares of our common stock through this offering will cause our shareholders to suffer dilution in their investment in their shares of our common stock and in their percentage ownership of the Company.

We may issue additional equity securities, or engage in other transactions which could dilute our book value or affect the priority of our common stock, which may adversely affect the market price of our common stock.

        Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation of the Company, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

As of June 30, 2015, our directors and officers own approximately 22.67% of our outstanding shares of common stock. As a result of their combined ownership, they could make it more difficult to obtain approval for some matters submitted to shareholder vote, including acquisitions of the Company.

        As of June 30, 2015, our directors and executive officers and their affiliates own approximately 22.67% of our outstanding shares of common stock. By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the certificate of incorporation. Furthermore, the results of the vote may be contrary to the desires or interests of the public shareholders. Assuming the sale of the entire amount of shares offered, our directors and executive officers and their affiliates would own approximately      % of our outstanding shares of common stock.

Certain banking laws and provisions of our certificate of incorporation may have an anti-takeover effect.

        Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock, generally creates a rebuttable presumption that the acquirer "controls" the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank. There also are provisions in our certificate of incorporation and bylaws, such as limitations on the ability to call a special meeting of our stockholders, that may be used to delay or block a takeover attempt. In addition, our board of directors is authorized under our certificate of incorporation to issue shares of our preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without stockholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn, could have a material adverse effect on the market price of our common stock.

We will retain broad discretion in using the net proceeds from the offering, and might not use the proceeds effectively.

        We intend to use the proceeds of the offering for general corporate purposes, including but not limited to support of organic growth and opportunistic acquisitions, should appropriate acquisition opportunities arise. We have not designated the amount of net proceeds we will use for any particular purpose and our management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management's failure to use the net proceeds of the offering effectively could have an adverse effect on our business, financial condition and results of operations.

Participants in our directed share program will execute a lock-up agreement requiring that they hold their shares for a minimum of        days following the date of this preliminary prospectus and accordingly will be subject to market risks not imposed on other investors in this offering.

        At our request, the underwriters have reserved up to            shares of the common stock offered by this preliminary prospectus for sale to certain executive officers and members of our Board of Directors and certain business associates, friends and family of our executive officers and Board of Directors in a directed share program. Each purchaser of shares in the directed share program has entered into a lock-up agreement and will not be able to offer, sell, contract to sell, or otherwise dispose of or hedge any such shares for a period of        days after the date of this preliminary prospectus relating to this offering. As a result of this restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following this offering. These risks include the market risk of holding our shares of common stock during the period that the lock-up restrictions are in effect.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

        An investment in our common stock is not a bank deposit and is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

The internal controls that we have implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.

        Management regularly reviews and updates our internal controls and procedures over financial reporting that are designed to manage the various risks in our business, including credit risk, operational risk, and interest rate risk No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If we fail to achieve and maintain effective internal controls over financial reporting, or if internal controls were circumvented, there could be a material adverse effect on our financial condition and results of operations.

USE OF PROCEEDS

        We intend to use the net proceeds of the offering (after deducting underwriter's discount and estimated expenses payable by us) of approximately $             million (or approximately $             million if the underwriter exercises its purchase option in full) for general corporate purposes, including but not limited to a contribution of capital to the Bank to support organic growth, de novo branching or the opening of additional relationship offices, and opportunistic acquisitions, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions.

        Management will have broad discretion in the application of proceeds.

 CAPITALIZATION

        The following table sets forth our capitalization at June 30, 2015. Our capitalization is presented on a historical basis and on a pro forma basis giving effect to the sale of            shares of common stock in this offering assuming a public offering price of $            per share, as if the offering had been completed as of June 30, 2015, and assuming the net proceeds to us in this offering are $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of approximately $480,000 and the underwriter's purchase option is not exercised.

        The "as adjusted" information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. The following information should be read in conjunction with our consolidated financial statements for the quarter ended June 30, 2015, and the notes thereto, included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, incorporated by reference herein.

	As of June 30, 2015
	Actual	As Adjusted
	(Unaudited) (Dollars in thousands, except per share data)
Stockholders' Equity
Preferred Stock, authorized 10,000,000 shares, $0.01 par value per share	$—		$—
Common Stock, authorized 50,000,000 shares, $0.01 par value per share; common shares issued and outstanding, 12,655,633 actual, and as adjusted	127
Additional Paid in Capital	74,837
Accumulated Deficit	(845)
Accumulated Other Comprehensive Income	57
Treasury Stock at Cost, 2,333,931 shares at June 30, 2015	(11,487)
Total Stockholders' Equity	$62,689	$
Capital Ratios for the Company(1)
Tier 1 capital to risk-weighted assets ratio	11.16%			%
Total capital to risk-weighted assets ratio	12.42%			%
Tier 1 capital to average assets ratio	9.80%			%
Common equity Tier 1 to risk-weighted assets ratio	11.16%			%

(1)
The as adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short term investments carrying a 20% risk weighting under applicable regulations.

 MARKET FOR OUR COMMON STOCK AND DIVIDEND POLICY

        Market for Our Common Stock.    Our common stock is listed for trading on The NASDAQ Capital Market under the symbol "FCTY." Over the twelve month period ended June 30, 2015, the average daily trading volume amounted to approximately 5,420 shares. No assurance can be given that a highly active trading market will develop or can be maintained. The following table sets forth the high and low sale prices for the common stock during each calendar quarter during the last two fiscal years. No cash dividends for common shareholders were declared during such periods. As of June 30, 2015, there were 10,321,702 shares of common stock outstanding, held by approximately 951 shareholders of record.

Quarter Ended:	High		Low
2015
September 30, 2015 (through September , 2015)	$		$
June 30, 2015		$8.40		$6.64
March 31, 2015		$7.00		$6.40
December 31, 2014		$7.37		$6.35
September 30, 2014		$7.85		$7.08
June 30, 2014		$8.10		$7.42
March 31, 2014		$8.49		$6.87
December 31, 2013		$7.68		$6.50
September 30, 2013		$7.93		$5.96
June 30, 2013		$6.23		$5.51
March 31, 2013		$5.83		$4.65

        Dividend Policy.    As a bank holding company that currently has no significant assets other than its equity interest in the Bank, the Company's ability to declare dividends depends primarily upon dividends it receives from the Bank. The Bank's dividend practices in turn depend upon legal restrictions, the Bank's earnings, financial position, current and anticipated capital requirements, and other factors deemed relevant by the Bank's Board of Directors.

        Subject to the terms of any then outstanding series of preferred stock, if any, holders of the Company's common stock receive dividends if, when and as declared by the Company's Board of Directors out of funds that the Company can legally use to pay dividends. The Company may pay dividends in cash, stock or other property.

        The Company is incorporated in Delaware and is governed by the Delaware General Corporation Law (the "DGCL"). The DGCL allows a corporation to pay dividends only out of surplus, as determined under the DGCL or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under the DGCL, however, the Company cannot pay dividends out of net profits if, after it pays the dividend, its capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Additionally, the Federal Reserve Board's policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

        The Bank's regulators have the authority to prohibit the payment of dividends, depending upon the Bank's financial condition, if such payment is deemed to constitute an unsafe or unsound practice. As a national bank, the Bank must obtain the prior approval of the Office of the Comptroller of the Currency to pay a dividend if the total of all dividends declared by it in any calendar year would exceed its net income for the year combined with its retained net income for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of any preferred stock. Currently, the

Bank is prohibited from paying dividends to the Company until such time as its accumulated deficit is eliminated.

        We have not previously paid cash dividends on our common stock. It is our current intention to invest our cash flow and earnings in the growth of our businesses and, therefore, we have no plans to pay cash dividends for the foreseeable future. Payment of stock or cash dividends in the future will depend upon the Company's earnings and financial condition and other factors deemed relevant by its Board, as well as its legal ability to pay dividends. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future.

 DESCRIPTION OF OUR CAPITAL STOCK

        The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our certificate of incorporation and our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and by the DGCL.

Authorized Capitalization.

        Our authorized capital consists of 50,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $.01 par value, the terms of which may be established by the board of directors without shareholder action. As of June 30, 2015, there were 10,321,702 shares of common stock outstanding (of which 684,750 were restricted shares subject to certain vesting requirements), and no shares of Preferred Stock outstanding. At June 30, 2015, an aggregate of approximately 303,250 shares of common stock are available for issuance pursuant to future awards under the 2013 Equity Incentive Plan.

Common Stock.

        Voting Rights.    Except as otherwise required by the DGCL and subject to the terms of any outstanding series of preferred stock, holders of the Company's common stock have the exclusive right to vote on all matters presented to the Company's stockholders.

        Each holder of the Company's common stock is entitled to one vote per share. Unless otherwise required by the DGCL, the certificate of incorporation or the bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the capital stock represented and entitled to vote on such matter. Except for directors, if any, elected by a series of preferred stock then outstanding, the bylaws provide that any director or the entire Board of Directors may be removed, but only for cause, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of capital stock of the Company then entitled to vote at an election of directors, voting together as a single class.

        Holders of the Company's common stock have no cumulative voting rights for the election of directors. This means a holder of a single share of common stock cannot cast more than one vote for each position to be filled on the Company's Board of Directors. It also means the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors. The Company's Board of Directors is not classified.

        Liquidation.    If the Company voluntarily or involuntarily liquidates, dissolves or winds up its business, subject to the terms of any then outstanding series of preferred stock, holders of its common stock will receive pro rata, according to shares held by them, any of the Company's remaining assets available for distribution to stockholders after the Company has provided for payment of all debts and other liabilities, including any liquidation preference for then outstanding shares of preferred stock.

        Absence of Preemptive, Redemption and Conversion Rights.    If and when the Company issues securities in the future, holders of the Company's common stock have no preemptive rights with respect to those securities. This means the holders of the Company's common stock have no right, as holders of the Company's common stock, to buy any portion of those issued securities. Holders of the Company's common stock have no rights to have their shares of common stock redeemed by the Company or to convert their shares of common stock into shares of any other class of the Company's capital stock.

        Restrictions on Ownership of Common Stock.    The Bank Holding Company Act of 1956, as amended, or the BHC Act, requires any "bank holding company" (as that term is defined in the BHC Act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of the Company's outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of the Company's outstanding common stock under the Change in Bank Control Act of 1978, as amended. Any holder of 25% or more of the Company's outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the BHC Act.

        Transfer Agent.    The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is 211 Quality Circle, Suite 210, College Station, Texas 77845.

Preferred Stock.

        The Company's Board of Directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of the Company's common stock. Shares of the Company's common stock may be subject to the rights of holders of the Company's preferred stock. The Board of Directors of Company may, without stockholder approval, issue preferred stock with voting, dividend, liquidation, and/or conversion rights superior to such rights of the holders of common stock.

        The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock. Furthermore, the existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

Selected Provisions of Our Certificate of Incorporation and Bylaws.

        Anti-takeover Provisions in the Certificate of Incorporation and Bylaws.    Certain provisions of the Company's certificate of incorporation, bylaws and employment agreements could make it less likely that the Company management would be changed or someone would acquire voting control of the Company without the consent of its Board of Directors. These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.

        In the Company's certificate of incorporation it elects to be governed by Section 203 of the DGCL, which addresses business combinations with "interested stockholders" (as that term is defined in the DGCL).

        The Company's bylaws limit the ability of stockholders to call special meetings, requiring such stockholders to own, in the aggregate, not less than 10% of the Company's capital stock entitled to be cast at such special meeting. In addition, the bylaws do not allow stockholders to act by written consent. As a result, minority stockholder representation on the Board of Directors may be difficult to establish. The bylaws also contain an advance notice requirement for nominations of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings, which may make it difficult for stockholders to have their nominees elected to the Board of Directors or their proposals acted on by stockholders.

        In addition, certain of the Company's employment agreements, change in control agreements and severance agreements include provisions that require payments to our executive officers in the event of a change in control of the Company.

        Amendment of Certificate of Incorporation.    The Company's certificate of incorporation may be amended, altered, changed or repealed in accordance with the DGCL.

        Amendment of Bylaws.    The Company's Board of Directors may adopt, alter, amend or repeal the Company's bylaws, subject to limitations under the DGCL and the Company's stockholders' power to alter or repeal the bylaws. The alteration, amendment or repeal of, and the adoption of any new bylaws inconsistent with certain of the bylaws requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our common stock. This summary deals only with non-U.S. holders of shares of common stock that purchase the shares in the offering and will hold such shares as capital assets (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not a partnership and is not any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        This summary is based upon provisions of the Code, U.S. Treasury regulations promulgated under the Code, rulings and other administrative pronouncements, and judicial decisions, all as of the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not significantly alter the tax considerations described in this summary. This summary does not address all aspects of U.S. federal income taxation and does not deal with non-U.S., state, local, alternative minimum, gift and estate, or other tax considerations, including the Medicare tax on certain investment income, that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including, without limitation if you are a U.S. expatriate or U.S. expatriated entity or subject to the U.S. anti-inversion rules, a bank or other financial institution, an insurance company, a tax-exempt entity, a broker, dealer, or trader in securities, commodities or currencies, a regulated investment company, a real estate investment trust, a "controlled foreign corporation," a "passive foreign investment company," a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a corporation that accumulates earnings to avoid U.S. federal income tax, a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or risk reduction transaction.

        We have not sought and do not plan to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the statements made and the conclusions reached in this summary. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed in this summary.

        If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor.

        This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

        As discussed under the section entitled "Market for Our Common Stock and Dividend Policy" above, we do not currently anticipate paying cash dividends. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our common stock, any such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, such excess amount will be allocated ratably among each share of common stock with respect to which the distribution is paid and will first be treated as a tax-free return of capital reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under "Gain on Disposition of Shares of Common Stock." Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced by the amount of any such prior tax-free returns of capital (but not below zero).

        Dividends paid to a non-U.S. holder generally will be subject to a U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to properly complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits, or (b) if such holder's shares of our common stock are held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

        Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to the aforementioned withholding tax, provided certain certification and disclosure requirements are satisfied (including providing a properly completed IRS Form W-8ECI or other applicable IRS Form W-8). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to dividends that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to its U.S. permanent establishment), subject to adjustments.

        A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

        Subject to the discussions below on backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock, and certain other conditions are met.

        In the case of a non-U.S. holder described in the first bullet point above, any net gain derived from the disposition generally will be subject to U.S. federal income tax under graduated U.S. federal income tax rates on a net income basis in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its U.S. permanent establishment), subject to adjustments. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the disposition, which may be offset by certain U.S. source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States under the Code. With respect to the third bullet point above, we believe we are not and, although no assurance can be given, do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we are, or become, a U.S. real property holding corporation, then, as long as our common stock is regularly traded on an established securities market, a non-U.S. holder will generally not be subject to U.S. federal income tax on the disposition of our common stock so long as the non-U.S. holder has not held more than 5% (actually or constructively) of our total outstanding common stock at any time during the shorter of the five-year period preceding the date of such disposition or such non-U.S. holder's holding period. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

        The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends generally will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

        A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such non-U.S. holder on shares of our common stock unless such holder certifies under penalty of perjury (usually on an IRS Form W-8BEN or W-8BEN-E) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. The backup withholding rules do not apply to payments to entities that are classified as corporations for U.S. federal income tax purposes.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

        Under the provisions of the Code and related U.S. Treasury guidance commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) beginning after December 31, 2016, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a "foreign financial institution" (such as a bank, a broker or an investment fund), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an FFI Agreement, or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution, the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any "substantial" U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (i) a person (including an individual) that fails to comply with certain information requests or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement, unless such foreign financial institution is required by (and does comply with) applicable foreign law enacted in connection with an IGA. Each non-U.S. holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for United States federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

        THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

 UNDERWRITING

        We are offering the shares of our common stock described in this preliminary prospectus through Sandler O'Neill & Partners, L.P., or Sandler or the underwriter, as the sole underwriter. We have entered into an underwriting agreement with the underwriter, dated                , 2015 with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to Sandler, and Sandler has agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this preliminary prospectus, all of the shares of common stock being offered by this preliminary prospectus.

        The underwriting agreement provides that the underwriter's obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us are true and agreements have been performed;

  •
  there is no material adverse change in the financial markets or our business; and

  •
  we deliver customary closing documents.

        Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this preliminary prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter's purchase option described below, unless and until such option is exercised.

        The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement.

        Purchase Option.    To the extent that the underwriter sells more than          shares of our common stock, the underwriter has the option to purchase up to an aggregate of          additional shares at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this preliminary prospectus. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock.

        Discounts and Expenses.    The underwriter proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this preliminary prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $          per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $          per share on sales to other brokers or dealers. After the public offering of the common stock, the underwriter may change the offering price and other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. The amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares.

	Per share	Total Without Exercise of Purchase Option	Total With Exercise of Purchase Option
Public offering price
Underwriting discount payable by us
Proceeds to us, before expenses

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $480,000 and are payable by us. In addition to the underwriting discount, we have agreed to reimburse the underwriter for its reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses not to exceed $175,000 without our prior approval, and marketing, syndication and travel expenses.

        Indemnity.    We have agreed to indemnify the underwriter, persons who control the underwriter, and the underwriter's partners, directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

        Lock-Up Agreement.    We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this preliminary prospectus through and including the date that is      days after the date of this preliminary prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's common stock or any securities convertible into or exchangeable or exercisable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

        Sandler may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

        Stabilization.    In connection with this offering, the underwriter may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids. Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

        Short sales involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the purchase option. In a naked short position, the number of shares involved is greater than the number of shares in the purchase option. The underwriter may close out any short position by exercising the purchase option and/or purchasing shares in the open market.

        Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the purchase option. If the underwriter sells more shares than could be covered by exercise of the purchase option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

        Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Capital Market in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The Nasdaq Capital Market, may engage in passive market making transactions in our common stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

        Our Relationship with the Underwriter.    From time to time, the underwriter and some of its affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation from us for such services.

        Directed Share Program.    At our request, the underwriter has reserved for sale, at the public offering price, up to approximately 10% of the shares of our common stock being offered for sale by this preliminary prospectus to certain of our executive officers and members of our Board of Directors and certain business associates, friends and family of our executive officers and Board of Directors through a directed share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase shares pursuant to the directed share program it will reduce the number of shares available for sale to the general public. Any shares reserved under the directed share program that are not so purchased will be offered by the underwriter to the general public on the same terms as the other shares offered by this preliminary prospectus. Shares purchased in the directed share program by our executive officers and members of our Board of Directors will be subject to the      day lock-up restrictions described above.

Shares sold in the directed share program will be subject to an underwriting discount in the amount of 2.0% of the gross sales price of such shares. The underwriter will not be entitled to any additional commission with respect to shares of common stock sold pursuant to the directed share program.

        Certain of our directors and officers and related persons have indicated interests in purchasing, in aggregate, the vast majority of our common stock offered pursuant to the directed share program. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriter may determine to sell more, less or no shares in this offering to these persons, or these persons may determine to purchase more, less or no shares in this offering.

        Selling Restrictions.    Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this preliminary prospectus in any jurisdiction where action for that purpose is required. The securities offered by this preliminary prospectus may not be offered or sold, directly or indirectly, nor may this preliminary prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this preliminary prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this preliminary prospectus. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this preliminary prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Manatt, Phelps & Phillips, LLP, Los Angeles, California. Attorneys at Manatt, Phelps & Phillips, LLP who have been involved in such matters own an aggregate of approximately 2,000 shares of our common stock. Sheppard, Mullin, Richter & Hampton, LLP, Costa Mesa, California, will pass upon certain legal matters for the underwriters.

EXPERTS

        The consolidated financial statements of 1st Century Bancshares, Inc. incorporated in this preliminary prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

POSITION OF COMMISSION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act, it is the position of the SEC that such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

$30,000,000 Common Stock

Preliminary Prospectus

                        , 2015

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of our securities being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$3,486
FINRA filing fee	$5,000
Printing fees and expenses	*
Legal and accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent fees	*
Miscellaneous fees and expenses	*

Total	$8,486

*
To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

        Section 145 of the DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholders vote, agreement or otherwise. The limitation of liability contained in our certificate of incorporation, and the indemnification provision included in our bylaws, are consistent with DGCL Sections 102(b)(7) and 145. We have purchased directors and officers liability insurance.

        Section 145 of the DGCL authorizes courts to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our certificate of incorporation, and bylaws, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        None.

ITEM 16.    EXHIBITS

        The exhibits are incorporated by reference from the Exhibit Index attached hereto.

ITEM 17.    UNDERTAKINGS

        The undersigned registrant hereby undertakes:

          (1)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 24th day of September, 2015.

1st CENTURY BANCSHARES, INC.
By:	/s/ ALAN I. ROTHENBERG Alan I. Rothenberg Chief Executive Officer

        KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan I. Rothenberg and Jason P. DiNapoli, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALAN I. ROTHENBERG Alan I. Rothenberg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 24, 2015
/s/ BRADLEY SATENBERG Bradley Satenberg	Chief Financial Officer (Principal Accounting Officer) (Principal Financial Officer)	September 24, 2015
/s/ JASON P. DINAPOLI Jason P. DiNapoli	Director	September 24, 2015
/s/ WILLIAM W. BRIEN, M.D. William W. Brien, M.D.	Director	September 24, 2015
/s/ DAVE BROOKS Dave Brooks	Director	September 24, 2015
/s/ ERIC M. GEORGE Eric M. George	Director	September 24, 2015

Signature	Title	Date

/s/ ALAN D. LEVY Alan D. Levy	Director	September 24, 2015
/s/ ROBERT A. MOORE Robert A. Moore	Director	September 24, 2015
/s/ BARRY D. PRESSMAN, M.D. Barry D. Pressman, M.D.	Director	September 24, 2015
/s/ NADINE I. WATT Nadine I. Watt	Director	September 24, 2015
/s/ LEWIS N. WOLFF Lewis N. Wolff	Director	September 24, 2015
/s/ STANLEY R. ZAX Stanley R. Zax	Director	September 24, 2015

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
1.1	Underwriting Agreement*
2.1	Plan of Reorganization, dated December 18, 2007, by and between 1st Century Bancshares, Inc. and the 1st Century Bank, N.A.		8-K	333-148302	2.1	01/11/08
3.1	Certificate of Incorporation of 1st Century Bancshares, Inc.		8-K	333-148302	3.1	01/11/08
3.2	Bylaws of 1st Century Bancshares, Inc.		8-K	333-148302	3.2	01/11/08
4.1	Form of Common Stock certificate.		8-A	000-53050	4.1	01/30/08
5.1	Opinion of Manatt, Phelps & Phillips, LLP*
10.1	Lease Amendment #1 by and between 1875/1925 Century Park East Company and 1st Century Bank, N.A., dated June 9, 2006.		10-K	000-53050	10.3	03/17/08
10.2	Lease Amendment #2 by and between 1875/1925 Century Park East Company and 1st Century Bank, N.A., dated October 9, 2007.		10-K	000-53050	10.4	03/17/08
10.3	Lease Amendment #3 by and between 1875/1925 Century Park East Company and 1st Century Bank, N.A., dated December 4, 2012.		8-K	001-34226	10.1	12/06/12
10.4	Amended and Restated 2005 Equity Incentive Plan.		S-8	333-148303	4.3	12/21/07
10.5	Equity Incentive Plan Form of Stock Option Grant Agreement.		S-8	333-148303	4.4	12/21/07
10.6	Form of Resale Restriction Agreement.		10-K	000-53050	10.8	03/17/08
10.7	Form of Restricted Stock Award Agreement.		S-8	333-148303	4.5	12/21/07
10.8	2013 Equity Incentive Plan.		8-K	001-34226	10.1	05/10/13
10.9	Form of Notice of Grant and Stock Option Agreement.		8-K	001-34226	10.2	05/10/13
10.10	Form of Notice of Grant and Restricted Stock Agreement.		8-K	001-34226	10.3	05/10/13
10.11	Form of Restricted Stock Unit Agreement.		8-K	001-34226	10.4	05/10/13
10.12	Form of Stock Appreciation Rights Grant Agreement.		8-K	001-34226	10.5	05/10/13
10.13	Employment Agreement between Alan I. Rothenberg and 1st Century Bancshares, Inc. dated November 4, 2011.		10-Q	001-34226	10.1	11/08/11

		Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.14	Employment Agreement between Jason P. DiNapoli and 1st Century Bancshares, Inc. dated November 4, 2011.		10-Q	001-34226	10.2	11/08/11
10.15	Severance Agreement between Bradley S. Satenberg and 1st Century Bancshares, Inc. dated November 4, 2011.		10-Q	001-34226	10.3	11/08/11
10.16	Severance Agreement between J. Kevin Sampson and 1st Century Bancshares, Inc. dated November 4, 2011.		10-Q	001-34226	10.4	11/08/11
11.1	Statement regarding Computation of Per Share Earnings*
21.1	Subsidiary of Registrant		10-K	001-34226	21	03/06/15
23.1	Consent of Crowe Horwath LLP	X
23.2	Consent of Manatt, Phelps & Phillips, LLP (contained in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)

*
To be filed by amendment.